SCHEDULE 13D
                          Amendment #5
            Under the Securities Exchange Act of 1934

                   Imperial Parking Corporation
                        (Name of Issuer)

                  Common Stock, $.01 par value
                   (Title of class of securities)

                          453077109
                         (CUSIP Number)

                  DAVID S. KLAFTER, ESQ.
             GOTHAM PARTNERS MANAGEMENT CO., LLC
                  110 EAST 42ND STREET
                NEW YORK, NEW YORK 10017
                    (212) 286-0300
   (Name, address and telephone number of person authorized to receive notices and communications)

                        May 29, 2001
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 453077109                              Page 2 of 11 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            268,500

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          268,500
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     268,500

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     14.82%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 453077109                              Page 3 of 11 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            12,136

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          12,136
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     12,136

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .67%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 453077109                              Page 4 of 11 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            113,739

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          113,739
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     113,739

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     6.28%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

SCHEDULE 13D

CUSIP No. 453077109                              Page 5 of 11 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings II, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            23,898

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          23,898
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     23,898

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.32%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

SCHEDULE 13D

CUSIP No. 453077109                              Page 6 of 11 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        106,160
                9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     106,160

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     106,160

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     5.86%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

                                                           Page 7 of 11 Pages

Item 1. Security and Issuer

 This Amendment No. 5 (the "Amendment") amends and supplements the
Statement on Schedule 13D, as previously amended (the "Prior Statement"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), Gotham Partners III, L.P., a New York limited partnership ("Gotham III"), Gotham Holdings Management, L.L.C., a Delaware limited liability company ("Gotham Management"), with respect to the holdings of Gotham Holdings I, L.L.C., a Delaware limited liability company ("Holdings I"), Gotham Holdings II, L.L.C., a Delaware limited liability company ("Holdings II") with respect to holdings of Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors" together with Gotham, Gotham III,
Gotham Management,
Holdings II, the "Reporting Persons"), with respect to holdings of Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company, relating to the beneficial ownership of shares of common stock, $0.01 par value ("Common Stock"), of Imperial Parking Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Prior Statement.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Prior Statement.


Item 3 is hereby amended to add the following information.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Common Stock purchased since the last filing by Holdings I was $984,360. All of the funds required for these purchases were obtained from the general funds of Holdings I.

                                                          Page 8 of 11 Pages


Item 5. Interest in Securities of the Issuer

Item 5 of the Prior Statement is incorporated by reference herein and is hereby amended to add the following:

(a)-(b) Gotham beneficially owns 268,500 shares of Common Stock as of the date of this Statement, with respect to which it has sole voting and dispositive power. In the aggregate such beneficial ownership represents approximately 14.82% of the outstanding shares of Common Stock of the Company.

Gotham III beneficially owns 12,136 shares of Common Stock, as of the date of this Statement, with respect to which it has sole voting and dispositive power. Such beneficial holdings represent an aggregate of approximately 0.67% of the outstanding shares of Common Stock of the Company.

Gotham Advisors serves as the investment manager with sole voting and dispositive power for the shares of Common Stock held for the account of Gotham International. Consequently, Gotham Advisors may be deemed to beneficially own 113,739 shares of Common Stock, as of the date of this Statement. Such beneficial holdings represent an aggregate of approximately 6.28% of the outstanding shares of Common Stock of the Company.

Gotham Management serves as the investment manager with sole voting and dispositive power for the shares of Common Stock held for the account of Holdings I and Holdings II. Consequently, Gotham Management may be deemed to beneficially own 130,058 shares of Common Stock, as of the date of this Statement.
Such beneficial holdings represent an aggregate of approximately 7.18% of the outstanding shares of Common Stock of the Company.

                                                           Page 9 of 11 Pages

 c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham, Gotham III, Holdings I, Holdings II and Gotham
International since the last filing. The common stock was purchased in an over-the-counter transaction.






                              Shares of Common Stock
Date                            Purchased/(Sold)              Price per Share


Holdings I

05/24/01		5,800	       $21.45
05/29/01	     	39,000                        $22.05


Except as described above, none of Gotham, Gotham III, Gotham International, Gotham
Advisors, Holdings, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days


     (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the transaction disclosed in Item 5c, the seller of the Common Stock delivered a letter to the Reporting Persons that contained certain customary representations and warranties, as well as an acknowledgment that an affiliate of the
Reporting Persons is the Chairman of the Board of the Company and may have material nonpublic information.

Except as described above, none of Gotham, Gotham III, Gotham International, Holdings I, Holdings II, Gotham Advisors, Section H, Gotham
Management, Karenina,
DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.



Item 7. Material to be Filed as Exhibits

     The following exhibit is being filed with this Schedule:

Exhibit 2 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

99.1 Proposal Letter from Gotham Partners, L.P. to the Special Committee of the Board of Directors of First Union Real Estate Equity and Mortgage Investments.

99.2 Statement on Schedule 13D filed on May 25, 2001 in respect of First Union Real Estate Equity and Mortgage Investments.

                                                       Page 10 of 11 Pages

 After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 30, 2001

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: Karenina Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President


                    GOTHAM PARTNERS III, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: Karenina Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              President


                    GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                    By: /s/ William A. Ackman
                          William A. Ackman
                          Senior Managing Member


                   GOTHAM HOLDINGS I, L.L.C.

                         By: Gotham Holdings Management LLC,
                           the Manager


                    By: /s/ William A. Ackman
                          William A. Ackman
                          Managing Member

                   GOTHAM HOLDINGS II, L.L.C.

                         By: Gotham Holdings Management LLC,
                           the Manager


                    By: /s/ William A. Ackman
                          William A. Ackman
                          Managing Member